Exhibit 99.5

ALGONQUIN POWER & UTILITIES CORP.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

JUNE 9, 2016

VOTING RESULTS

Resolution #1:

On a show of hands, the appointment of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation and authorize the directors of the Corporation to fix the remuneration of the auditors.

Proxies Tabulated:

For:	102,481,525

Withheld:	250,391

Total:	102,731,916

Resolution #2:

By way of ballot, the shareholders ratified the Election of directors for all nominees listed below:

Ballots Tabulated:

	For	Withheld

Christopher Ball	145,845,464	4,934,037

Melissa Barnes	150,298,006	481,495

Christopher Huskilson	127,879,507	22,899,994

Chris Jarratt	149,603,563	1,175,938

Kenneth Moore	150,287,522	491,979

Ian Robertson	149,857,960	911,371

Masheed Saidi	147,996,134	2,783,367

Dilek Samil	148,030,902	2,748,599

George Steeves	150,450,460	329,041

Resolution #3:

On a show of hands, the shareholders ratified the special resolution set forth in Schedule “A” of the Circular approving amendments to the articles of the Corporation.

Proxies Tabulated:

For:	98,170,026

Against:	2,462,384

Total:	100,632,410

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ALGONQUIN POWER & UTILITIES CORP
Voting Results

Resolution #4:

By way of ballot, the shareholders ratified the resolution set forth in Schedule “B” of the Circular approving amendments to, and unallocated options under, the Corporation’s stock option plan.

Ballots Tabulated:

For:	135,656,735

Against:	15,122,766

Total:	150,779,501

Resolution #5:

On a show of hands, the shareholders ratified the resolution set forth in Schedule “D” of the Circular approving an amendment to the Corporation’s directors’ deferred share until plan to increase the number of shares issuable to 1,000,000 common shares.

Proxies Tabulated:

For:	98,402,860

Against:	2,228,548

Total:	100,631,408

Resolution #6:

On a show of hands, the shareholders ratified the resolution set forth in Schedule “F” of the Circular approving the continuance, amendment and reinstatement of the Corporation’s shareholder rights plans.

Proxies Tabulated:

*For:	98,594,599

Against:	2,035,811

Total:	100,630,410

*50,126,766 shares owned by Emera Incorporated, not voted in this matter.

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ALGONQUIN POWER & UTILITIES
CORP Voting Results

Resolution #7:

The resolution set out in Schedule “I” to the management information circular and relating to the issuance of securities of the Corporation to Emera in certain circumstances where Emera’s holdings had fallen below 20% but remained above 15% of the outstanding shares of the Corporation, is withdrawn.

Resolution #8:

On a show of hands, the shareholders ratified the advisory resolution set forth in Schedule “J” of the Circular to accept the approach to executive compensation as disclosed in the Circular.

Proxies Tabulated:

For:	96,901,961

Against:	3,729,449

Total:	100,631,410

DATED this 9th day of June, 2016

CST TRUST COMPANY

signed “Anoosheh Farzanegan”	signed “Lori Grinton”
Anoosheh Farzanegan	Lori Grinton